February 16, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust, Rational NuWave Enhance Market Opportunity Fund - File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On December 7, 2017, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Rational NuWave Enhance Market Opportunity Fund. On January 23, 2018, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Significant revisions are presented along with responses below and summary prospectus edits have been carried over to the statutory prospectus.

General:

Comment 1. Please add Form N-1A, date submitted as well as Securities Act and Investment Company Act numbers to the facing sheet.

Response. The Registrant has added the requested additions to the facing sheet.

Prospectus:

Summary

Comment 2. In the Prospectus and SAI, please change 2017 to 2018 where appropriate.

Response. The Registrant has changed 2017 to 2018 as appropriate throughout the Registration Statement

4824-0026-3770.1

Comment 3. Confirm that the expenses of the subsidiary are included in other expenses in the fee table.

Response. The Registrant confirms that the expenses of the subsidiary are included in other expenses in the fee table.

Comment 4. In the expense example for Class C shares, please include the contingent deferred sales charge.

Response. The Registrant has amended the expense example to capture the contingent deferred sales charge.

YEAR	Class A	Class C	Institutional Shares	Class T
1	$803	$4~~3~~17	$217	$486~~242~~
3	$1,420	$1,067	$822	$1,075~~846~~

You would pay the following expenses if you did not redeem your shares.

YEAR	Class A	Class C	Institutional Shares	Class T
1	$803	$317	$217	$486
3	$1,420	$1,067	$822	$1,075

Comment 5. On Class T shares, the expense example appears to be missing the cost of the sales load. Please revise the expense example accordingly.

Response. The Registrant has amended the expense example to capture the sales load, please see response to comment 4 above.

Comment 6. If the Fund expects high turnover, please include the disclosure in the Principal Investment Strategies and Principal Investment Risks related to high turnover.

Response. The Registrant does not expect high turnover.

Comment 7. Please include a Principal Investment Risk describing Commodity Futures Trading Commission compliance risks and consider disclosure guidance contained in “Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests,” IM Guidance Update, August 2013, No. 2013-05.

Response. The Registrant believes it has generally captured the themes identified in the IM Guidance when the current disclosure is taken as a whole. Nonetheless, with respect to CFTC risk, the Registrant believes this disclosure will be most meaningful to shareholders if included with Wholly-Owned Subsidiary Risk and has amended risk disclosures as follows.

Wholly-Owned Subsidiary Risk: The Subsidiary will not be registered under the Investment Company Act of 1940 (“1940 Act”) and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the

Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary. The Fund and the Subsidiary are "commodity pools" under the U.S. Commodity Exchange Act, and the Adviser is a "commodity pool operator" registered with and regulated by the Commodity Futures Trading Commission ("CFTC"). As a result, additional CFTC-mandated disclosure, reporting and recordkeeping obligations apply with respect to the Fund and the Subsidiary and subject each to CFTC penalties if reporting was found to be deficient.

Comment 8. Fixed Income Risk is disclosed but there does not appear to be corresponding element in the Principal Investment Strategy describing a fixed income strategy. Please add a Fixed Income Strategy element to the Principal Investment disclosures or delete Fixed Income Risk.

Response. The Registrant has deleted Fixed Income Risk.

Comment 9. Under Limited History of Operations risk, please expand the disclosure to include the concept that small fund size may lead to higher than expected expenses. Also include a statement that if the Fund is unable to achieve an economic size, it will close unexpectedly resulting either in losses or gains to shareholders which may have tax implications.

Response. The Registrant has amended the Limited History of Operations risk disclosures as follows.

Limited History of Operations: The Fund has a limited history of operations as a mutual fund for investors to evaluate. If the Fund is unable to achieve an economic size, expenses will be higher than expected and the Fund might close, which could produce adverse tax consequences for shareholders.

Comment 10. Under Management Risk, please expand to note that the strategy may not be successful or the Adviser or Sub-Adviser execution of strategy management may be in error.

Response. The Registrant has amended Management Risk to include the concept that the strategy may not be successful or the Adviser or Sub-Adviser execution of strategy management may be in error. However, the Registrant does believe the concept of execution error is commonly recognized, but has amended disclosures to capture the theme of the requested risk disclosure.

Management Risk: The Sub-Adviser's judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests may prove to be incorrect and may not produce the desired results. The Adviser’s judgement about the Sub-Adviser’s investment skill and acumen may be in error.

Comment 11. Under Underlying Fund Risk, please drop references to mutual funds or add a disclosure to Principal Investment Strategies invoking mutual funds. Additionally, expand the description of an exchange-traded fund risk to include diversions of net asset value, market price, frequency of trading and liquidity.

Response. The Registrant has amended Underlying Fund Risk to remove references to mutual funds and has expanded the description of ETF risk to include deviations between net asset value and market price, as well as frequency of trading and liquidity as follows.

Underlying Fund Risk. Other investment companies, ~~including mutual funds and~~ ETFs (“Underlying Funds”) in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and may be higher than other mutual funds that invest directly in stocks and bonds. Each of the Underlying Funds is subject to its own specific risks, but the Sub-Adviser expects the principal investments risks of such Underlying Funds will be similar to the risks of investing in the Fund. ETFs are also subject to the following additional risks: (i) the ETF’s market price may be less than its net asset value; (ii) an active market for the ETF may not develop; and (iii) market trading in the ETF may be illiquid or even halted under certain circumstances.

Comment 12. Supplementally please provide the following representations and/or confirmations as described in the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995) (“MassMutual”):

1.	Please describe the Predecessor Fund including why and when it was created. If it was created solely for the establishment of an incubator-style performance record, prior performance should not be included in the Registration Statement.
2.	Please state whether the Sub-Adviser managed any other accounts substantially similar to the Fund. If so, were those accounts converted to registered investment companies? If not, why not? Was the Sub-Adviser the adviser for the life of the Predecessor Fund?
3.	Please explain why the Predecessor Fund was chosen to be registered and if any other substantially similar accounts had lower performance relative to the Predecessor Fund.
4.	State whether the Predecessor Fund transferred substantially all of its securities to the Fund or if only a portion was transferred to the newly registered Fund.
5.	Please confirm whether the Adviser believes that the Predecessor Fund could have complied with Sub-Chapter M of the Internal Revenue Code.
6.	Please include a toll-free number through which investors can obtain updated performance.

Please also confirm supplementally that (i) the Fund and/or Sub-Adviser has the records consistent with Investment Advisors Act Rule 204-2(a)(16) to support the performance calculation shown; (ii) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund; (iii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund; (iv) the performance of shares has been adjusted to reflect the Fund’s maximum sales load; (v) all Predecessor Fund expenses were deducted from the performance shown, and, if the Fund will have higher fees than the Predecessor Fund, disclose that the performance would have been lower. Please revise performance-related disclosures to make clearer that the “Predecessor Fund” is being referenced and include the concept of “limitations and diversification requirements” when referring to the limits imposed by the Investment Company Act of 1940. Also, please delete the stray load footnote with respect to Institutional shares and add it to Class A and T shares.

Response.

1.	The Predecessor Fund NuWave Equity Enhanced Fund, LP filed a certificate of formation in the State of Delaware on January 15, 2013. It was formed for the purpose of offering interests to various investors. Operations commenced on March 31, 2013. The Fund was exempt from registration under the 1940 Act under Section 3(c)(1) of the

1940 Act. The Predecessor Fund was not formed for the purpose of establishing an incubator-style performance record.

2.	Neither the Adviser nor Sub-Adviser currently manage any other funds substantially similar to the Fund. The Sub-Adviser was the adviser for the life of the Predecessor Fund.
3.	The Predecessor Fund is being reorganized into a mutual fund because the Adviser and Sub-Adviser seek to offer the Fund to a wider investment base.
4.	The Predecessor Fund will transfer substantially all of its assets to the Fund.
5.	The Registrant does not believe the Predecessor Fund would have been able to comply with Sub-Chapter M.
6.	The Fund includes a toll-free number through which investors can obtain updated performance.

Additionally, Registrant confirms that (i) the Fund, Adviser and Sub-Adviser have the records to support the performance calculation shown; (ii) the objectives, policies, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund; (iii) the Fund will show both before and after tax returns once the Fund has performance as a mutual fund; (iv) the performance shown for Class A and T shares has been adjusted to reflect the maximum sales load; and (v) the Adviser has also confirmed to the Registrant that all Predecessor Fund expenses were deducted from the performance shown and that the Fund will have lower fees than the Predecessor Fund. Performance-related disclosures have been revised to make clearer that the “Predecessor Fund” is being referenced and to include the concept of “limitations and diversification requirements” when referring to the limits imposed by the Investment Company Act of 1940. Also, the stray load footnote with respect to Institutional shares has been deleted and added to Class A and T shares.

Comment 13. Please change 2017 to 2018 when describing the Portfolio Manager.

Response. The Registrant has made the requested revision.

Comment 14. For purchase and sale of Class T shares, please include the minimum, initial and subsequent purchase amounts.

Response. The Registrant has amended Class T disclosures to include the minimum, initial and subsequent purchase amounts.

Comment 15. Please elaborate on the reasons why the distributions from the subsidiary will be qualifying income. Additionally, add a statement that the Adviser and Sub-Adviser to the Fund will also be a the investment adviser and sub-adviser to the subsidiary.

Response. Upon review, the Registrant notes that present disclosures address this issue by stating that “the Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year.” The Registrant has made additional revision to the surrounding disclosures to make them clearer. The Registrant has identified the Adviser and Sub-Adviser as holding the same roles for the subsidiary.

Comment 16. In Part C, include a copy of the Investment Advisory Agreement and Sub-Advisory Agreement with respect to the subsidiary.

Response. The Registrant has include a copy of the Investment Advisory Agreement and Sub-Advisory Agreement with respect to the subsidiary in Part C.

Comment 17. The SEC staff notes that the summary of statutory portions describing the strategy and risks are in many cases identical. Please consider reducing the size of item four disclosures to make them general summaries

Response. The Registrant has reviewed disclosures and because of the somewhat novel nature of the Fund’s strategy and risks it does not believe it can reduce the summary portion without diluting the meaningfulness of the disclosures to the potential detriment of prospective shareholders.

Comment 18. Under Taxation Risk, Underlying Portfolio is not a defined term. Please either define the term or use an alternative means of describing an underlying pool. Also, please describe greater clarity on the impact of ordinary income taxation versus capital gain taxation.

Response. The Registrant has removed references to Underlying Portfolios and revised Taxation Risk as follows.

Taxation Risk. By investing in commodities indirectly through the Subsidiary, the Fund intends to obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. However, because the Subsidiary is a controlled foreign corporation, any income and capital gains received from its investments will be passed through to the Fund as ordinary income. Ordinary income is ~~which may be~~ taxed at less favorable rates than long-term capital gains.

Comment 19. For Class A, please add a greater disclosure regarding contingent deferred sales charges if more than $1 million dollars is invested.

Response. Upon review, the Registrant does not believe it can further describe the contingent deferred sales charge without obscuring or cluttering present disclosures.

Comment 20. Under Sales Charge Waivers, please bold both sentences that include appendix.

Response. The Registrant has made the request format change.

Comment 21. Under Sales Charge Waivers for Class A, please refer to a specific spot in Appendix A when describing certain broker dealers may have different waivers or drop this disclosure.

Response. The Registrant notes that because the Appendix is only two pages long a specific reference with in the Appendix seems somewhat cumbersome and would not likely add to a prospective shareholder’s ease of use.

Comment 22. Pursuant to Item 12(a)(4), please provide greater information about eligibility for breakpoints for Class A shares and shareholder requirements to notify the Fund.

Response. Upon review, the Registrant does not believe it can further describe the eligibility for breakpoints for Class A shares without obscuring or cluttering present disclosures. As to shareholder requirements to notify the Fund, the Registrant believes present disclosures “[in all instances, it is the shareholder’s responsibility to notify the Fund or the shareholder’s financial intermediary at the time of purchase of any relationship or other facts qualifying the shareholder for sales charge reductions or waivers” could not be expanded without obscuring or cluttering present disclosures.

Comment 23. Class C Shares – Please remove references to lesser of net asset value at the time or 1% as it does not correspond to the disclosure of the fee table.

Response. The Registrant has amended fee table disclosures to be consistent with related disclosures in the other parts of the prospectus by including explanatory references to “lesser of.”

Comment 24. Class T Shares – With respect to Item 12(a)(4), please include greater information about eligibility for breakpoints and add a reference to the appropriate spot in Appendix A.

Response. The Registrant has reviewed disclosures and does not believe it can add additional disclosures without diminishing the clarify of present disclosures and cluttering the presentation to include specific references. The Registrant notes that because the Appendix is only two pages long a specific reference seems somewhat cumbersome and would not likely add to a prospective shareholder’s ease of use.

Comment 25. Under How to Redeem Shares, please add disclosures noting that if a redemption request is received by 4:00 p.m. it will receive that day’s NAV.

Response. The Registrant has amended redemption related disclosures to note if a redemption request is received by 4:00 p.m. it will receive that day’s NAV.

Comment 26. Please change five business days to seven calendar days when describing payment of redemption proceeds.

Response. The Registrant has amended disclosures from five business days to seven calendar days when describing payment of redemption proceeds.

Comment 27. With respect to Item 11(c)(7) disclosure, add the number of days expected to elapse before shareholders receive redemption proceeds.

Response. The Registrant has amended disclosures to include the number of days expected to elapse before shareholders receive redemption proceeds.

Comment 28. When describing sources of redemption proceeds, please include reference to in-kind payments.

Response. The Registrant has amended disclosures to include reference to in-kind payments to include the following. “Under certain circumstances, as described immediately above, redemption proceeds may be paid in kind rather than in cash.”

Comment 29. When describing the expense limitation agreement, please include Class T shares as well as the level of the expense limitation for Class T Shares.

Response. The Registrant has amended disclosures to include Class T shares as well as the level of the expense limitation for Class T Shares.

Statement of Additional Information:

Comment 30. Please change 2017 to 2018 and 2016 to 2018 as appropriate.

Response. The Registrant has amended year related disclosures.

Comment 31. In the fundamental investment restrictions, please remove reference to being a diversified fund as the fund is not diversified.

Response. The Registrant has amended disclosures to remove references to diversified.

Comment 32. When describing the wholly-owned subsidiary in paragraph three, please consider whether or not a change of law in the U.S. or Cayman Islands is a Principal Investment Risk.

Response. Upon review the Registrant does not believe this presents a principal risk.

Comment 33. Please change references to 1% ownership to 2018 and refer to the Fund rather than the Funds.

Response. The Registrant has amended 1% disclosures to refer to the Fund.

Comment 34. Under Purchase and Redemption, please include Class T shares in the disclosure.

Response. The Registrant has amended Purchase and Redemption disclosure to include Class T shares.

Comment 35. Under Sales Charge Waivers, please include Class T shares in the disclosures.

Response. The Registrant has include Class T shares in the disclosures.

Comment 36. With respect to the financial statements of the predecessor fund, please reconcile the fiscal year end, which at present, seems to indicate that August 31 is the semi-annual period but that is not consistent with the balance of the disclosures.

Response. The Predecessor Fund’s semi-annual period is June 30. The Registrant provided the stub period financials as of a more recent date than the semi-annual period ended June 30, 2017. The Registrant has revised the first sentence of the second paragraph under the section of the SAI entitled “Financial Statements” to read:

“The Predecessor Fund’s audited financial statements for the fiscal years ended December 31, 2015 and December 31, 2016, and the (unaudited) financial statements for the period from January 1, 2017 to August 31, 2017 are attached as Appendix B.”

Part C:

Comment 37. Under undertakings, please expand the disclosure to state that the subsidiary will also submit to inspection of its books and records by the SEC and either provide a designation of an agent for service of process or explain supplementally that the subsidiary may be served by service of process on its directors, all of whom are U.S. citizens.

Response. The Registrant has expanded the disclosure to state that the subsidiary will also submit to inspection of its books and records by the SEC. As to an agent for service of process, the Registrant notes that the Directors are all U.S. citizens and may be served in their personal capacity or on behalf of the subsidiary at the address given in the SAI.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport